SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and supplemental information prepared in accordance with the financial reporting requirements of ERISA are attached.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Information

December 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental information omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Benefits Committee and Participants

City National Bank Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Campbell, California

June 28, 2024

We have served as the Plan’s auditor since 2016.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$16,743,565	$118,756,009
U.S.Government securities	996,653	4,464,946
Corporate debt	440,896	1,374,703
Preferred stock	462,346	777,588
Common stock	123,736,743	123,709,438
Partnerships	58,510	106,808
Common collective trust	693,743,405	445,311,417
Mutual funds	664,170,820	576,888,584
Total investments	1,500,352,938	1,271,389,493
Receivables:
Employer contribution	1,913	1,094
Participant contribution	2,862	2,122
Other	625	—
Notes receivable from participants	18,484,143	15,612,078
Total receivables	18,489,543	15,615,294
Noninterest-bearing cash	—	77,826
Net assets available for benefits	$1,518,842,481	$1,287,082,613

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2023 and 2022

	2023	2022
Additions (reductions) to net assets attributable to:
Investment (loss) income:
Interest	$1,052,114	$796,018
Dividends	29,114,955	33,387,190
Net appreciation (depreciation) in fair value of investments	198,780,228	(289,130,327)
	228,947,297	(254,947,119)
Contributions:
Employer	30,775,200	55,992,307
Participants	97,683,594	74,635,042
Total net additions (reductions)	357,406,091	(124,319,770)
Deductions from net assets attributable to:
Benefits paid to participants	125,052,091	90,435,445
Administrative expenses	594,132	641,023
Total deductions	125,646,223	91,076,468
Net increase (decrease)	231,759,868	(215,396,238)
Transfer from this plan	—	(21,872,142)
Net assets available for benefits:
Beginning of year	1,287,082,613	1,524,350,993
End of year	$1,518,842,481	$1,287,082,613

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2023 and 2022

(1)	Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a detailed description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, CNB, an indirect, wholly owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Prior to March 1, 2023, OneAmerica Retirement Services, LLC was the record keeper for the Plan, and Matrix Trust Company was the directed trustee and custodian for the Plan. Effective March 1, 2023, Empower Retirement Services is the record keeper for the Plan, and Empower Trust Company, LLC is the directed trustee and custodian for the Plan.

Effective December 31, 2021, LMCG Investments, LLC (LMCG) exercised its right as a Participating Employer to cease participation in the Plan and transferred assets of its employees to a new 401(k) plan established effective January 1, 2022. On January 18, 2022, Plan assets of approximately $21,872,142, on behalf of 54 LMCG participants, transferred to a newly established LMCG 401(k) plan.

Effective March 31, 2022, Mid-Continent Capital (MCC) ceased to be a Participating Employer under the Plan. Account balances of participating MCC employees remain an asset of the Plan.

(b)	Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan (referenced as “Employer Discretionary Contributions” in the Plan) for eligible employees of CNB and First American Equipment Finance, a subsidiary of CNB, are equal to a percentage of employee eligible compensation based on the change in Net Profit (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8.7% of consolidated net profit reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2023 and 2022, a profit sharing contribution of 0% and 4.29%, respectively, of each participant’s eligible compensation was made by the Company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $22,500 for year ended December 31, 2023 and $20,500 for year ended December 31, 2022. For the years ended December 31, 2023 and 2022, the Company matched employee deferrals 75% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $7,500 for year ended December 31, 2023 and $6,500 for year ended December 31, 2022. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)	Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)	Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s Normal Retirement Date, death, or Total Disability as defined by the Plan. Except for any protected vesting provision on account of plan merger, the Company’s profit sharing contributions, for participants whose employment terminates prior to his or her Normal Retirement Date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. During 2023 and 2022, forfeitures in the amounts of $2,507,036 and $1,462,012, respectively, were used in accordance with plan provisions as summarized above. As of December 31, 2023 and 2022, forfeited non-vested accounts totaled $1,125,644 and $27,212, respectively.

(e)	Benefit Payments

In accordance with Plan provisions, a participant may elect to receive a distribution of his or her entire vested accrued benefit upon the participant’s separation of service or attainment of age 59 ½. Under certain other conditions, such as for financial hardships defined by the Plan, a participant may request a distribution of his or her contributions. Effective January 1, 2022, the plan was amended to expand permitted reasons for financial hardship withdrawal to include expenses incurred on account of disasters declared by FEMA.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a single sum payment (cash or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer), installments, or partial distribution (if vested account exceeds $5,000). A participant may also elect a combination of cash lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and Plan provisions. Effective January 1, 2022, the plan was amended to modify the partial distribution option upon termination of employment for improved participant flexibility.

(f)	Notes Receivable from Participants

In accordance with provisions of the Plan’s Loan Program, loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 9.50% and maturity dates ranged from January 2024 to December 2038 as of December 31, 2023. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)	Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment securities are carried at fair value. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)	Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)	Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. A participant’s share of the administrative expense is charged on a per capita basis and allocated quarterly.

(g)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)	Concentrations

Investment in the common stock of RBC comprises 6.3% and 7.8% of the Plan’s investments as of December 31, 2023 and 2022, respectively.

(3)	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

●	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

●	Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets
●	Quoted prices for identical or similar assets or liabilities in inactive markets
●	Inputs other than quoted prices that are observable for the asset or liability
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

●	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

Mutual funds and cash equivalents: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing prices reported in active markets on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Partnerships: Valued at the closing prices reported in active markets on which the individual securities are traded.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of a collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2023 and 2022, the Plan’s investments measured at fair value on a recurring basis consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of
	December 31, 2023
Asset Type	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$12,851,297	$3,892,268	—	$16,743,565
U.S. Government securities	—	996,653	—	996,653
Mutual funds	664,170,820	—	—	664,170,820
Common stock	123,736,743	—	—	123,736,743
Preferred stock	462,346	—	—	462,346
Corporate debt	—	440,896	—	440,896
Partnerships	58,510	—	—	58,510
Total assets in the fair value hierarchy	801,279,716	5,329,817	—	806,609,533
Investments measured at net asset value (1)	—	—	—	693,743,405
Total investments, at fair value	$801,729,716	$5,329,817	—	$1,500,352,938

	Fair value measurement as of
	December 31, 2022
Asset Type	Level 1	Level 2	Level 3		Total
Cash and cash equivalents	$117,808,976	$947,033		$—	$118,756,009
U.S. Government securities	—	4,464,946		—	4,464,946
Mutual funds	576,888,584	—		—	576,888,584
Common stock	123,694,668	14,770			123,709,438
Preferred stock	777,588	—		—	777,588
Corporate debt	—	1,374,703		—	1,374,703
Partnerships	97,801	9,007		—	106,808
Total assets in the fair value hierarchy	819,267,617	6,810,459		—	826,078,076
Investments measured at net asset value (1)	—	—		—	445,311,417
Total investments, at fair value	$819,267,617	$6,810,459	$		$1,271,389,493

(1)	Investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of City National Rochdale (CNR) Mutual Funds managed by CNR and shares of common stock of RBC. CNR is a wholly owned subsidiary of CNB, which is an indirect, wholly-owned subsidiary of RBC, and thus, these are party-in-interest transactions. As of December 31, 2023 and 2022, the Plan held the following:

	2023	2022
Number of Common Shares	940,059	1,059,276
Fair Market Value of Common Shares	$95,068,161	$99,593,138
Cost of Common Shares	70,890,469	67,672,514

(5)	Income Taxes

The Company received a favorable tax determination letter on May 8, 2017 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Effective January 1, 2022, the Plan was amended and restated to incorporate all prior plan amendments and for mandated changes in accordance with the SECURE Act (e.g., change to the required minimum distribution beginning date) and for two (2) provisions of the CARES Act that were previously approved by the Plan’s Benefits Committee.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2024, the date the financial statements were available to be issued.

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067  PN:001

Attachment to 2023 Form 5500

Schedule H Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2023

(A)	(B)	(C)	(D)	(E)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Asset	Cost **	Current Value
	VANGUARD FEDERAL MONEY MARKET INV	VANGUARD FEDERAL MONEY MARKET INV	^	30,776
	THE VANGUARD TARGET RETIRE 2070 TRUST II	THE VANGUARD TARGET RETIRE 2070 TRUST II	^	585,465
	VANGUARD FEDERAL MONEY MARKET INV	VANGUARD FEDERAL MONEY MARKET INV	^	1,094,838
	THE VANGUARD TARGET RETIRE 2065 TRUST II	THE VANGUARD TARGET RETIRE 2065 TRUST II	^	5,941,410
	THE VANGUARD TARGET RETIRE 2060 TRUST II	THE VANGUARD TARGET RETIRE 2060 TRUST II	^	17,532,919
	THE VANGUARD TARGET RETIRE INCM TRUST II	THE VANGUARD TARGET RETIRE INCM TRUST II	^	17,916,969
	FEDERATED HERMES INSTL HIGH YIELD BD IS	FEDERATED HERMES INSTL HIGH YIELD BD IS	^	25,646,425
	AMERICAN FUNDS NEW WORLD R6	AMERICAN FUNDS NEW WORLD R6	^	29,820,353
	THE VANGUARD TARGET RETIRE 2020 TRUST II	THE VANGUARD TARGET RETIRE 2020 TRUST II	^	30,866,625
	PRUDENTIAL CORE PLUS BOND FUND 5	PRUDENTIAL CORE PLUS BOND FUND 5	^	31,971,283
	VANGUARD TOTAL INTL STOCK INDEX INSTL	VANGUARD TOTAL INTL STOCK INDEX INSTL	^	32,621,044
	THE VANGUARD TARGET RETIRE 2055 TRUST II	THE VANGUARD TARGET RETIRE 2055 TRUST II	^	32,972,178
	AMERICAN FUNDS EUROPACIFIC GR R6	AMERICAN FUNDS EUROPACIFIC GR R6	^	35,439,072
	VANGUARD TOTAL BOND MARKET INDEX INST	VANGUARD TOTAL BOND MARKET INDEX INST	^	36,565,831
	AB DISCOVERY VALUE Z	AB DISCOVERY VALUE Z	^	36,649,893
	ALLSPRING DIS SMID CAP GROWTH CIT E2	ALLSPRING DIS SMID CAP GROWTH CIT E2	^	53,111,766
	T. ROWE PRICE LARGE CAP VALUE	T. ROWE PRICE LARGE CAP VALUE	^	59,771,922
	THE VANGUARD TARGET RETIRE 2050 TRUST II	THE VANGUARD TARGET RETIRE 2050 TRUST II	^	63,284,544
	VANGUARD EXTENDED MARKET IDX INSTL	VANGUARD EXTENDED MARKET IDX INSTL	^	66,041,742
	THE VANGUARD TARGET RETIRE 2040 TRUST II	THE VANGUARD TARGET RETIRE 2040 TRUST II	^	66,230,271
	THE VANGUARD TARGET RETIRE 2045 TRUST II	THE VANGUARD TARGET RETIRE 2045 TRUST II	^	69,981,383
	THE VANGUARD TARGET RETIRE 2030 TRUST II	THE VANGUARD TARGET RETIRE 2030 TRUST II	^	74,563,153
	THE VANGUARD TARGET RETIRE 2025 TRUST II	THE VANGUARD TARGET RETIRE 2025 TRUST II	^	75,294,305
	LOOMIS SAYLES LARGE CAP GROWTH TRUST C	LOOMIS SAYLES LARGE CAP GROWTH TRUST C	^	75,469,931
	THE VANGUARD TARGET RETIRE 2035 TRUST II	THE VANGUARD TARGET RETIRE 2035 TRUST II	^	78,021,203
*	ROYAL BANK OF CANADA	ROYAL BANK OF CANADA	^	95,072,666
	VANGUARD FEDERAL MONEY MARKET INV	VANGUARD FEDERAL MONEY MARKET INV	^	111,126,046
	VANGUARD INSTITUTIONAL INDEX INSTL PL	VANGUARD INSTITUTIONAL INDEX INSTL PL	^	215,407,515
*	SCHWAB SDB ROTH	SCHWAB SDB ROTH	^	2,083,597
*	SCHWAB SDB	SCHWAB SDB	^	59,237,813

*	CNB PARTICIPANT LOANS	PARTICIPANT LOANS -- 1,876 Participant loans, bearing interest at 4.25% to 9.50% and maturities through December 2038	-	18,484,143

		TOTAL ASSETS		1,518,837,081

* Party in Interest

^ Not required for participant directed accounts

Index to Exhibits

Exhibit No.	Exhibit
23.1	Consent of Moss Adams LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

	By:	City National Bank

Date: June 28, 2024	By:	/s/ Michael Nunnelee
Senior Vice President